September 11, 2012

Ms. Christina DiAngelo
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  The Green Century Funds (the “Funds” or “Registrant”) (File Numbers 33-41692 and 811-06351)

Dear Ms. DiAngelo:

This letter responds to comments you provided in a telephone meeting on August 9, 2012 regarding Forms NSAR-B, 40-17G and N-CSR the Green Century Funds filed with the U.S. Securities and Exchange Commission (the “SEC”) in September and October of 2011.

A summary of your comments and the Registrant’s responses follows.  If you have additional comments or questions, please contact me at 617-482-0800.

1.	Comment: The Report on Internal Controls filed with the Green Century Funds’ (the Funds) Form NSAR-B on September 29, 2011 omitted the name of the accounting firm that prepared the report.

Response:  The Registrant re-filed Form NSAR-B with the Report on Internal Controls, signed by KPMG, the accounting firm that prepared the report.  Form NSAR-B/A was filed on August 14, 2012, Accession Number 0000926877-12-000112.

2.
Comment:  The Form 40-17G filing submitted on September 12, 2011 includes the following statement:  “ The Green Century Funds (the Funds) hereby represent that it would have been required to maintain a single insured bond in the amount of $800,000 had the Funds not been named as an insured under the terms of its existing joint insured bond.”  Please explain.

Response:  As of the date of the Board of Trustees’ approval of the Funds’ bond and as of the date of the Form 40-17G filing, the two Green Century Funds’ total gross assets ranged at approximately $110 million combined; at that level the fidelity bond coverage required as prescribed by Rule 17g-1(d) of the Investment Company Act of 1940 is $525,000.  The amount of the bond approved by the Board of Trustees and purchased on behalf of the Funds was $525,000.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA  02109
tel 617-482-0800       fax 617-422-0881
www.greencentury.com

The statement included in the Form 40-17G filing regarding a bond in the amount of $800,000 was made in error.  The statement will be corrected in the Registrant’s future filings of Form 40-17G.

3.
Comment:  The Form N-CSR filing for the fiscal year ended July 31, 2011 submitted on October 7, 2011 stated in response to Item 2(f):  “A copy of the registrant’s Code of Ethics referred to in Item 2(a) above is filed as Exhibit 12(a)(1) to this Form N-CSR.”  The Code of Ethics was not filed as an exhibit to Form N-CSR.

Response:  The response to Item 12(a)(1) of Form N-CSR stated:  “Code of Ethics: incorporated by reference to the Registrant’s Form N-CSR filed on October 7, 2004.”

In future filings of Form N-CSR, the Registrant will respond to Item 2(f) as follows:  “The Code of Ethics is incorporated by reference to the Registrant’s Form N-CSR filed on October 7, 2004” until such time as the Funds may amend the Code of Ethics.  Should the Funds amend the Code of Ethics, the amended Code of Ethics will be filed as an exhibit with Form NCSR.

4.
Comment:  The Form N-CSR filing for the fiscal year ended July 31, 2011 submitted on October 7, 2011 stated in response to Item 4(e)(2):  “One hundred percent of the services described in each of paragraphs (b) through (d) of this Item were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.”  Confirm that zero percent of the services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X and that the Audit Committee approved one hundred percent of the services described in each of paragraphs (b) through (d) of Item 4.

Response:  The Registrant confirms that zero percent of the services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X and that the Audit Committee approved one hundred percent of the services described in each of paragraphs (b) through (d) of Item 4.  In its future filings of Form N-CSR, the Registrant will correctly state that “zero percent of the services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X” as long as that statement is accurate.

5.
Comment: On page five of the Funds’ Annual Report for the fiscal year ended July 31, 2011 filed with Form N-CSR, it was noted that the benchmark index for the Green Century Balanced Fund appears to be the Lipper Balanced Fund Index.  The SEC does not consider a Lipper index of mutual funds to be a broad-based measure of market performance and notes that an index of mutual funds includes those funds’ fees and expenses whereas a broad-based market index does not include fees and expenses.  Consider using a different benchmark index for the Balanced Fund in the future.

Response:  The Registrant will adopt an appropriate broad-based securities market index comprised of an equities index weighted at 60% and a bond index weighted at 40% as the benchmark for the Balanced Fund.

6.
Comment: On page 21 of the Funds’ Annual Report for the fiscal year ended July 31, 2011 filed with Form N-CSR, the line “Net Asset Value, Redemption Price and Offering Price per Share” of the Statements of Assets and Liabilities does not include disclosure that a redemption fee may be charged based on the length of time a shareholder holds shares in a Fund.  Consider including a footnote to the line “Net Asset Value, Redemption Price and Offering Price per Share” regarding the redemption fee.

Response: The Registrant respectfully submits that disclosure regarding the Funds’ redemption fee need not be included as a footnote to the line “Net Asset Value, Redemption Price and Offering Price per Share” of the Statements of Assets and Liabilities.  The Funds only charge the 2% redemption fee on shares redeemed within sixty days of purchase.  Such shares are redeemed at the net asset value, redemption price and offering price per share last calculated, after which the 2% fee is deducted.

Disclosure of the Funds’ redemption fee policy is included in each Fund’s Summary Prospectus and in the Funds’ Statutory Prospectus.  Disclosure of the Funds’ redemption fee policy is also included in Note 1(G) of the Notes to the Financial Statements included in the Funds’ Annual Report filed with Form N-CSR.

7.
Comment: Comment on whether redemption fees were material and might have affected either Fund’s share price during the fiscal year ended July 31, 2011.  Consider whether redemption fees should be disclosed as a separate line item in the Funds’ financial statements.  Reference Audit and Accounting Guide – Investment Companies, Chapter 7, Paragraph 156f.

Response: The Registrant submits that the redemption fees charged by each Fund during the fiscal year ended July 31, 2011 were not material and would not at any time have changed the share price of either Fund by one cent or more.  During its fiscal year ended July 31, 2011, $4,690,919 was redeemed from the Balanced Fund; redemption fees for the Fund totaled $847 for that year. During its fiscal year ended July 31, 2011, $5,775,084 was redeemed from the Equity Fund; redemption fees for the Fund totaled $538 for that year.

If in a future fiscal year, redemption fees round to $0.01 or more per share, the redemption fees will be disclosed in the Financial Highlights of the Funds’ financial statements filed with Form N-CSR, as prescribed in the Audit and Accounting Guide – Investment Companies, Chapter 7, Paragraph 156f.

8.
Comment: It was noted that the number of shares authorized by each Fund and the par value of those shares was not disclosed in the Funds’ financial statements filed with Form N-CSR.  Consider whether disclosure is warranted.  Reference Audit and Accounting Guide – Investment Companies, Chapter 7, Paragraph 89a.

Response:  The Registrant will include the disclosure requested in the Statements of Assets and Liabilities filed with Form N-CSR in the future.

9.	Comment: Note 1 to the Funds’ financial statements filed with Form N-CSR does not include disclosure as to whether each fund is diversified.

Response:  The Registrant will include disclosure that each of the Green Century Funds is diversified in Note 1 to the financial statements with future filings of Form N-CSR.

10.
Comment:  As reported in the Annual Report filed with Form N-CSR, the Balanced Fund’s fees were set at 1.38% and the Equity Fund’s fees were set at 0.95% for the Funds’ fiscal year ended July 31, 2011.  The Funds’ Prospectus dated November 28, 2011 states that the Balanced Fund’s fees are 1.48% and the Equity Fund’s fees are 1.25%.  Explain when during the period July 31, 2011 and November 28, 2011 the Funds’ fees changed and whether shareholders were promptly notified of the change.

Response:  Following a vote by the Funds’ Board of Trustees, the Funds’ administrative fees were increased effective November 28, 2011, resulting in an increase to the Balanced Fund’s total fees to 1.48% and an increase to the Equity Fund’s total fees to 1.25% as of that date.  The fee disclosure included in each Fund’s Summary Prospectus dated November 28, 2011, distributed to all shareholders, notified shareholders of the new fees.

*    *    *    *

The Registrant acknowledges that, with respect to filings made by the Registrant with the SEC and reviewed by SEC Staff:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Respectfully,

/s/ Kristina Curtis

Kristina Curtis
President and Treasurer
Green Century Funds